EXHIBIT 99.1

Just Energy Announces Evolution of its Senior Management Team to Provide Enhanced Strategic Direction and Oversight

Company announces addition of Michael Carter as Chief Financial Officer
Current CFO Jim Brown to become Chief Commercial Officer
Scott Fordham promoted to Chief Operating Officer

TORONTO, Sept. 28, 2020 (GLOBE NEWSWIRE) --  Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced changes to its senior management team to provide enhanced strategic direction and oversight, including the hiring of a new Chief Financial Officer and the appointment of existing executives to new roles within the Company.

The Company has named Michael Carter as Chief Financial Officer. He brings more than 20 years of industry expertise, including over 10 years with predecessors of Vistra Corporation and its subsidiaries including TXU Energy, where he served as Chief Financial Officer for more than three years.

Mr. Carter will assume the role of Chief Financial Officer from Jim Brown, who will become the Company’s new Chief Commercial Officer with the overall responsibility for delivering the Company’s gross margin. Scott Fordham will become the Company’s new Chief Operating Officer with responsibility for all retail operations and customer satisfaction.

“With our focus now firmly on building a stronger, more efficient Just Energy, having talented leaders with extensive industry experience and the ability to drive consistent performance is crucial to our future success,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. “By moving experienced leaders on the Just Energy team into new roles, we are able to retain important company and industry knowledge, while also making room for fresh perspectives in our management team as we reposition Just Energy for the future.”

“We are pleased to welcome Michael Carter, whose strong financial experience and knowledge of the industry will benefit our daily operations as well as deepen relationships with our financial partners. Given the impressive impact Jim and Scott have had in their prior roles at Just Energy, we look forward to the advancements they will make in their new roles.”

Michael Carter’s broad industry experience includes holding key roles in finance, corporate planning and treasury, corporate development and operations. Mr. Carter most recently served as Senior Vice President, Finance at Hunt Power & Hunt Utility Services, an affiliate of Hunt Consolidated, Inc. Prior to his time at Hunt, he held the positions of Senior Vice President, Corporate Planning and Assistant Treasurer and Senior Vice President, Corporate Development at Energy Future Holdings Corporation (the predecessor of the parent company of Vistra Corporation). He holds a Bachelor of Science, Accounting, from Louisiana State University in Shreveport.

Jim Brown has been with Just Energy for over seven years and has been Just Energy’s CFO for the past two years, successfully navigating the Company through the recapitalization plan that closed today. His extensive knowledge and expertise in commercial operations will be invaluable to his new role as he focuses on improving profitability, developing innovative product offerings, and driving return-based marketing initiatives.

Scott Fordham joined Just Energy in early-2020 and assumed the role of Senior Vice President-Finance and Chief Accounting Officer. Fordham has significant hands-on industry experience, including his leadership roles as President of Acclaim Energy, and Chief Executive Officer and President of Champion Energy Services. He has had considerable success in achieving organic sales growth, developing effective organizational structures, leading rebranding and implementing customer satisfaction initiatives. Fordham holds a Bachelor of Business Administration in accounting from The University of Texas at Austin.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to the recapitalization transaction resulting in a financially stronger Company; the value of existing equity following the completion of the recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Michael Carter
Chief Financial Officer
Just Energy
mcarter@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.